Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change December 1, 2009
Item 3	News Release The news release dated December 1, 2009 was disseminated through Marketwire’s Canada and US Investment and UK Financial, Mining and Media Analysts Networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported a significant increase in gold resources at the Snowfield and Brucejack gold-silver-copper projects in northern British Columbia.  For the combined Snowfield Zone and the Brucejack Area, Measured and Indicated gold resources increased to 23.80 million ounces and Inferred gold resources increased to 14.91 million ounces using a cut-off grade of 0.35 grams of gold-equivalent per tonne.  The property is located 65 kilometers north of the town of Stewart.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated December 1, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 1st day of December, 2009

December 1, 2009	News Release 09-36

SNOWFIELD AND BRUCEJACK GOLD RESOURCES:
M&I – 23.80 MILLION OUNCES, INFERRED - 14.91 MILLION OUNCES

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report a significant increase in gold resources at the Snowfield and Brucejack gold-silver-copper projects in northern British Columbia.  For the combined Snowfield Zone and the Brucejack Area, Measured and Indicated gold resources increased to 23.80 million ounces and Inferred gold resources increased to 14.91 million ounces using a cut-off grade of 0.35 grams of gold-equivalent per tonne.  The property is located 65 kilometers north of the town of Stewart.

At the Snowfield Zone, Measured and Indicated gold resources are 19.77 million ounces and Inferred resources are 10.05 million ounces.  This zone also hosts significant copper and molybdenum with Measured and Indicated resources of 2.3 billion pounds of copper and 174.8 million pounds of molybdenum, and Inferred resources of 1.5 billion pounds of copper and 169.5 million pounds of molybdenum.

The Brucejack Area to date comprises six modeled deposits including four deposits previously reported in the Sulphurets resource.  Measured and Indicated precious metals resources for the Brucejack Area increased to 4.04 million ounces of gold and 65.4 million ounces of silver and Inferred resources are 4.87 million ounces of gold and 71.5 million ounces of silver.  The previous Sulphurets resource was focused on the higher grade underground mining potential while the current resource expands those parameters to include surface bulk mining opportunities in light of higher precious metals prices.

The Snowfield Zone resources were estimated from 134 drill holes completed by Silver Standard totaling 56,133 meters in length.  Grade capping levels were derived for each resource domain from examination of probability and capping graphs.  Bulk density values were derived from a total of 446 measurements and applied per lithological unit.  The Snowfield Zone mineral resource estimate is contained within a volume of 880 million m3.

The Brucejack Area resources were estimated from 359 historical surface drill holes, 439 historical underground drill holes, and 34 drill holes completed by Silver Standard, for a total length of 96,150 meters.  Grade capping levels were derived for each resource domain from examination of probability and capping graphs.  A bulk density value for resource estimation of 2.75 t/m3 was derived from historical records and 313 measurements taken by Silver Standard.  The Brucejack mineral resource estimate is contained within a volume of 239 million m3.

The following tables summarize the Snowfield Zone and Brucejack Area resources totals combined as well as separately.  The mineral resource estimates contained in this news release were prepared by Eugene Puritch, P.Eng., F.H. Brown, M.Sc. (Eng.), CPG PrSciNat, and Antoine Yassa, P.Geo., of P&E Mining Consultants Inc. (“P&E”) of Brampton, Ontario, independent qualified persons, as defined by National Instrument 43-101.

Table 1: Snowfield & Brucejack Projects Combined Resource Summary – December 2009(1)
(Based on a cut-off grade of 0.35 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver ( g/t)	Contained(1)
				Gold (oz in millions)	Silver ( oz in millions)
Measured	146.8	1.02	6.7	4.79	31.5
Indicated	835.5	0.71	3.2	19.01	84.8
M+I	982.2	0.75	3.7	23.80	116.3
Inferred(2)	1,146.9	0.40	3.1	14.91	115.2

(1) Mineral resources for the December 2009 estimate are defined within an optimized pit that incorporates project metal recoveries, estimated operating costs and metals price assumptions.  Parameters used in the estimate include metals prices (and respective recoveries) of US$800/oz. gold (75%), US$12.00/oz. silver (73%), US$2.50/lb. copper (85%) and US$10/lb. molybdenum (60%).  The pit optimization utilized the following cost parameters: Mining US$1.75/tonne, Processing US$6.00/tonne and G&A US$0.80/tonne along with pit slopes of 50 degrees.  Contained metal may differ due to rounding.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.  The mineral resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

(2) The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Table 2: Snowfield Zone Resource Summary – December 2009(1)
(Based on a cut-off grade of 0.35 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly(3) (ppm)	Contained(1)
						Gold (oz in millions)	Silver (oz in millions)
Measured	136.9	0.94	1.7	0.11	99	4.14	7.7
Indicated	724.8	0.67	1.9	0.12	91	15.63	43.2
M+I	861.7	0.71	1.8	0.12	92	19.77	50.9
Inferred(2)	948.9	0.33	1.4	0.07	81	10.05	43.7

(1) and (2) See footnotes to Table 1. (3)“Moly” refers to molybdenum.

Using a higher cut-off grade sensitivity of 0.5 grams of gold per tonne, gold resources for the Snowfield Zone are comprised of Measured and Indicated gold resources totalling 19.64 million ounces and Inferred gold resources of 7.67 million ounces.

Table 3: Snowfield Zone Resource Sensitivity – December 2009(1)
(Based on a cut-off grade of 0.50 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly(3) (ppm)	Contained(1)
						Gold (oz in millions)	Silver (oz in millions)
Measured	136.8	0.94	1.7	0.11	99	4.14	7.7
Indicated	710.3	0.68	1.9	0.12	91	15.51	42.6
M+I	847.1	0.72	1.8	0.12	92	19.64	50.3
Inferred(2)	639.7	0.37	1.5	0.08	89	7.67	31.3

(1) and (2) See footnotes to Table 1. (3)“Moly” refers to molybdenum.

Using a higher cut-off grade sensitivity of 1.0 gram of gold per tonne, gold resources for the Snowfield Zone are comprised of Measured and Indicated gold resources totaling 13.51 million ounces and Inferred gold resources of 0.59 million ounces.

Table 4: Snowfield Zone Resource Sensitivity – December 2009(1)
(Based on a cut-off grade of 1.0 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly(3) (ppm)	Contained(1)
						Gold (oz in millions)	Silver (oz in millions)
Measured	97.9	1.10	1.8	0.12	104	3.45	5.8
Indicated	371.9	0.84	2.1	0.15	90	10.06	24.5
M+I	469.8	0.89	2.0	0.14	93	13.51	30.3
Inferred(2)	25.8	0.71	2.0	0.12	100	0.59	1.7

(1) and (2) See footnotes to Table 1. (3)“Moly” refers to molybdenum.

In addition to significant copper and molybdenum mineralization accompanying the precious metals, the company has also identified rhenium associated with the molybdenum and is undertaking further test work to determine the rhenium content of the Snowfield Zone.  Preliminary metallurgical studies are being completed.  Bulk samples have been received at the Metallurgical Laboratory which will be used for an expanded pre-feasibility-level metallurgical program.

Brucejack Area Resource Summary – December 2009(1)
(Based on a cut-off grade of 0.35 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver ( g/t)	Contained(1)
				Gold (oz in millions)	Silver ( oz in millions)
Measured	9.9	2.06	75.0	0.66	23.8
Indicated	110.7	0.95	11.7	3.38	41.6
M+I	120.5	1.04	16.9	4.04	65.4
Inferred(2)	198.0	0.76	11.2	4.87	71.5
(1) and (2) See footnotes to Table 1.

Using a higher cut-off grade sensitivity of 1.0 gram of gold per tonne, gold resources for the Brucejack Area are comprised of Measured and Indicated gold resources totaling 2.68 million ounces and Inferred gold resources of 2.67 million ounces.

Table 5: Brucejack Area Resource Sensitivity – December 2009(1)
(Based on a cut-off grade of 1.0 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver ( g/t)	Contained(1)
				Gold (oz in millions)	Silver ( oz in millions)
Measured	8.0	2.43	89.4	0.62	22.9
Indicated	38.1	1.68	20.4	2.06	25.0
M+I	46.1	1.81	32.4	2.68	47.9
Inferred(2)	67.0	1.24	19.4	2.67	41.8
(1) and (2) See footnotes to Table 1.

NI 43-101 technical reports prepared by P&E for each of the Snowfield Zone and Brucejack Area will be filed by the company on SEDAR within 45 days of this news release.

All samples for the Snowfield Zone and Brucejack Area were submitted for preparation by ALS Chemex at its facilities in Terrace, B.C and analysis by ALS Chemex at its facilities in Vancouver, B.C.  All samples were analyzed using multi acid digestion with ICP finish.  Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  Samples over 1,000 ppm silver were fire assayed with a gravimetric finish.  Samples with over 10 ppm gold were fire assayed with a gravimetric finish.  One in 20 samples was blind duplicate assayed at ALS Chemex in Vancouver, B.C.  Kenneth C. McNaughton, M.A.Sc., P.Eng., Vice President, Exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at the Snowfield Zone and Brucejack Area.

Silver Standard Resources Inc. is a significant silver and gold resource company making the transition from explorer to producer as well as growing through exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, mineral reserve and resource estimates, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in Canadian Securities legislation and the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets including changes in the development of a secondary market for Canadian asset backed commercial paper restructured notes, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in places where the company does business, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s Form 20-F and other filings with Canadian regulators and the Securities and Exchange Commission. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.